SECURE WINDOW BLINDS, INC.
112 North Curry Street,
Carson City, Nevada 89703-4934

March 3, 2011

Securities and Exchange Commission
Attn: John Cash, Accounting Branch Chief
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Via Edgar

Re:           Secure Window Blinds, Inc.
File No.  000-54009
Form 10-K for the year ended December 31, 2009
Form 10-Q for the Fiscal Quarters Ended March 31, 2010 and June 30, 2010

Dear Mr. Cash:

In response to your letter dated December 22, 2010, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Secure Window Blinds, Inc. (the “Company”).

We are filing separately an amendment to the Company’s Form 10-K for the year ended December 31, 2009 and Forms 10-Q amended for the quarters ended March 31, 2010 and June 30, 2010. For your convenience, we have reproduced below the comments contained in the Staff’s December 22, 2010 letter in italicized text immediately before our response.

Form 10-K for the Fiscal Year Ended December 31. 2009

Item 9A(T). Controls and Procedures, page 19

1.
Please amend your Form 10-K to also provide your certifying officers’ conclusions as to the effectiveness of your “disclosure controls and procedures” as of December 31, 2009, as required by Item 307 of Regulation S-K. We remind you the amendment must contain the complete text of the”Item” being amended and currently dated certifications that refer to the amended form..

Response:  We have revised the dates of the certification referring to our From 10-K/A and we have revised our disclosure for Item 9A(T) as follows:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

- Pertains to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and disposition of assets;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America and receipts and expenditures are being made in accordance with authorizations of management and directors; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of the inherent limitations of internal control, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

As of December 31, 2009 management assessed the effectiveness of the Company's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, during the period covered by this report, such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules as more fully described below. This was due to deficiencies that existed in the design or operation of our internal control over financial reporting that adversely affected our internal controls and that may be considered to be material weaknesses.

The matters involving internal controls and procedures that the Company's management considered to be material weaknesses under the standards of the Public Company Accounting Oversight Board were: (1) lack of a functioning audit committee due to the lack of a majority of independent members and a lack of a majority of outside directors on our board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) inadequate segregation of duties consistent with control objectives; and (3) ineffective controls over period end financial disclosure and reporting processes. The aforementioned material weaknesses were identified by our Chief Executive Officer in connection with the review of our financial statements as of December 31, 2009.

Management believes that the material weaknesses set forth in items (2) and (3) above did not have an effect on our financial results. However, management believes that the lack of a functioning audit committee and lack of a majority of outside directors on our board of directors, results in ineffective oversight in the establishment and monitoring of required internal controls and procedures which could result in a material misstatement in our financial statements in future periods.

In an effort to remediate the identified material weaknesses and other deficiencies and enhance our internal controls, we have initiated or plan to initiate the following series of measures.

We will create a position to segregate duties consistent with control objectives and will increase our personnel resources and technical accounting expertise within the accounting function when funds are available to us. And we plan to appoint one or more outside directors to our board of directors who shall be appointed to an audit committee who will undertake the oversight in the establishment and monitoring of required internal controls and procedures such as reviewing and approving estimates and assumptions made by management when funds are available to us.

Management believes that the appointment of one or more outside directors, who shall be appointed to a fully functioning audit committee, will remedy the lack of a functioning audit committee and a lack of a majority of outside directors on our Board.

We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements, as necessary and as funds allow.

There have been no significant changes in our internal controls over financial reporting that occurred during the period covered by this report which has materially affected or are reasonably likely to materially affect, our internal controls over financial reporting.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide management report in the Annual Report.

Form 10Q for the Fiscal Quarter Ended June 30, 2010

Item 4. Controls and Procedures, page 12

2.
It appears that the first two paragraphs of your disclosure represent a management report on internal controls over financial reporting. We remind you that management’s report on internal controls over financial reporting, as provided for in Item 308(T)(a) of Regulation S-K is required in annual filings but is not required in quarterly filings. However in both annual and quarterly filings, your are required to disclose any changes in internal control over financial reporting during the last fiscal quarter. We also note that you did not provide your certifying officers’ conclusions as to the effectiveness of your “disclosure controls and procedures” as required by Item 307 of Regulation S-K. In this regard, please amend your Form 10-Q to remove the first two paragraphs of your disclosures and replace this information with your certifying officers’ conclusions as to the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. This comment also applies to your Form 10-Q for the fiscal quarter ended March 31, 2010. Therefore please amend both filings accordingly. We remind you that the amendments must contain the complete text of the “Item” being amended and currently dated certifications that refer to the amended forms.

Response:  We have removed the first two paragraphs of our disclosures in accordance with your recommendations and we have provided current dates for the certifications. In addition, we have revised the disclosure to as required by Item 307 of Regulation S-K as follows: “In connection with the review of our financial statements for the period ended June 30, 2010, our CEO determined there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, or are reasonably likely to affect, our internal control over financial reporting.”

Exhibit 32.1 – Section 906 Certifications

3.           We note that the certification in your Form 10-Q for the fiscal period ended June 30, 2010 refers to the three month [period ended March 31, 2010. Please amend your Form 10-Q to revise the section 906 certification to correctly identify the form as “the Quarterly Report on Form 10-Q for the period ended June 30, 2010.

Response: We have amended our Form 10-Q to revise the section 906 certification in accordance with your recommendation as follows: “1. I have reviewed this Quarterly Report on Form 10Q/A of Secure Window Blinds, Inc. for the fiscal period ending June 30, 2010;

Firm 10-Q for the Fiscal Quarter Ended September 30, 2010

General

4. Please file your delinquent Form 10-Q for the fiscal quarter ended September 30, 2010.

Response:  We have filed our Form 10-Q for the fiscal quarter ended September 30, 2010.

5.
In all future annual and quarterly filings, please ensure that you provide your certifying officers’ conclusions as to the effectiveness or your disclosure controls and procedures as of the end of the period covered by the report, as this is required by Item 307 of Regulation S-K

Response: We have noted your request.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in our filings;
•	staff comments or changes to disclosure in respect to staff comments do not foreclose the Commission from taking and action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Anthony Pizzacalla
Anthony Pizzacalla
President, Secretary Treasurer, Principal Executive Officer,
Principal Financial Officer and Director